UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

One Stop Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68247W109

(CUSIP Number)

Steve D. Cooper

2235 Enterprise Street, Suite 110

Escondido, California 92029

(760) 745-9883

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Steve D. Cooper
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,198,805
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,198,805

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,198,805
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person IN

(1)

Assumes 16,101,460 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 16,101,460 shares of common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2019.

1.	Names of Reporting Persons. The Cooper Revocable Trust dated April 25, 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,198,805
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,198,805

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,198,805
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person OO

(1)

Assumes 16,101,460 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 16,101,460 shares of common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2019.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 (collectively, the “Statement”). This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”) of One Stop Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2235 Enterprise Street, Suite 100, Escondido, California 92029.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed by Steve D. Cooper and The Cooper Revocable Trust dated April 25, 2001 (the “Trust”) (collectively, the “Reporting Persons”).

(b)	The Reporting Persons’ address is: 2235 Enterprise Street, Suite 100, Escondido, CA 92029.

(c)	Steve D. Cooper is a director of Issuer.

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Cooper is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Steve D. Cooper is a member of the board of directors of the Issuer.

Prior to the Issuer’s initial public offering (“IPO”), the Reporting Persons holdings consisted of (i) 2,988,116 shares of common stock held by the Trust, and (ii) 732,500 shares of common stock that Mr. Cooper had the right to acquire from the Issuer within 60 days of January 11, 2018 pursuant to exercise of stock options. Steve Cooper shares joint voting and investment control of the Trust with his wife Lori Cooper. Mr. Cooper previously served as chief executive officer and president of the Issuer and currently serves as a member of the board of directors.

On February 9, 2018, the underwriters of the Issuer’s IPO partially exercised their over-allotment option to purchase 100,000 shares of common stock from The Cooper Revocable Trust, dated April 25, 2001. The transaction closed on February 9, 2018.

On March 9, 2018, Mr. Cooper exercised an option to purchase 100,000 shares of common stock by “net exercise.” The Trust received 38,580 shares of common stock on net exercise, forfeited 16,393 shares of common stock underlying the option in payment of the exercise price and 45,027 shares of common stock to cover tax withholdings, using the closing stock price on March 9, 2018 of $6.10 per share.

On April 11, 2018, Mr. Cooper was granted 30,000 Restricted Stock Units (“RSU”). Each RSU represents a contingent right to receive one share of OSS common stock. The closing price of OSS on April 11, 2018 was $4.17. Prior to the Initial Vesting Date, the Vested Ratio shall be zero. On the Initial Vesting Date, the Vested Ratio shall be 1/12, provided the Grantee’s service has not been terminated prior to the Initial Vesting Date. For each quarter of Grantee service from the Initial Vesting Date until the Vested Ratio equals 1/1, the Vested Ratio shall be increased by 1/12. This Restricted Stock Unit will be fully vested after three (3) years of service.

On August 28, 2018, 2,500 RSUs held by Mr. Cooper vested and were exercised by net exercise. The Trust received 1,825 shares of common stock on net exercise and forfeited 675 shares of common stock underlying the RSU in payment of the tax withholdings, using the closing stock price on August 28, 2018 of $4.70 per share.

On October 29, 2018, 2,500 RSUs held by Mr. Cooper vested and were exercised by net exercise. The Trust received 1,873 shares of common stock on net exercise and forfeited 627 shares of common stock underlying the RSU in payment of the tax withholdings, using the closing stock price on October 29, 2018 of $3.54 per share.

On February 13, 2019, Mr. Cooper was granted 30,000 RSUs. Each RSU represents a contingent right to receive one share of OSS common stock. The closing price of OSS on April 11, 2018 was $2.34. Prior to the Initial Vesting Date, the Vested Ratio shall be zero. On the Initial Vesting Date, the Vested Ratio shall be 1/6, provided the Grantee’s service has not been terminated prior to the Initial Vesting Date. For each six month period of Grantee service from the Initial Vesting Date until the Vested Ratio equals 1/1, the Vested Ratio shall be increased by 1/6. This RSU will be fully vested after three (3) years of service.

On April 11, 2019, 5,000 RSUs held by Mr. Cooper vested and were exercised by net exercise. The Trust received 3,272 shares of common stock on net exercise and forfeited 1,728 shares of common stock underlying the RSU in payment of the tax withholdings, using the closing stock price on April 11, 2019 of $2.51 per share.

On May 8, 2019, the Trust received 33,485 shares of common stock on net exercise of option to purchase 100,000 shares of common stock. The Reporting Persons forfeited 66,515 shares of common stock underlying the option in payment of the exercise price and to cover tax withholdings, using the closing stock price on May 8, 2019 of $2.38.

On June 7, 2019, the Trust purchased 15,000 shares of Issuer common stock in the open market in multiple transactions at a weighted average price per share ranging from $1.725 to $1.7399 per share, inclusive.

On August 12, 2019, 5,000 RSUs held by Mr. Cooper vested and were exercised by net exercise. The Trust received 3,803 shares of common stock on net exercise and forfeited 1,197 shares of common stock underlying the RSU in payment of the tax withholdings, using the closing stock price on August 12, 2019 of $1.65 per share.

On August 12, 2019, 2,500 RSUs held by Mr. Cooper vested and were exercised by net exercise. The Trust received 2,159 shares of common stock on net exercise and forfeited 341 shares of common stock underlying the RSU in payment of the tax withholdings, using the closing stock price on August 12, 2019 of $1.65 per share.

On September 20, 2019, 2,500 RSUs held by Mr. Cooper vested and were exercised by net exercise. The Trust received 1,967 shares of common stock on net exercise and forfeited 533 shares of common stock underlying the RSU in payment of the tax withholdings, using the closing stock price on September 19, 2019 of $2.68 per share On February 13, 2020, Mr. Cooper exercised the following options and the following RSUs vested, resulting in the issuance of an aggregate of 208,725 additional shares of common stock of the Issuer to the Trust dated April 25, 2001:

•

The Trust received 70,593 shares of common stock on net exercise of option to purchase 180,000 shares of common stock. The Reporting Persons forfeited 109,407 shares of common stock underlying the option in payment of the exercise price and to cover tax withholdings, using the closing stock price on February 13, 2020 of $2.73.

•

The Trust received 67,314 shares of common stock on net exercise of option to purchase 200,000 shares of common stock. The Reporting Persons forfeited 132,686 shares of common stock underlying the option in payment of the exercise price and to cover tax withholdings, using the closing stock price on February 13, 2020 of $2.73.

•

The Trust received 33,690 shares of common stock on net exercise of option to purchase 100,000 shares of common stock. The Reporting Persons forfeited 66,310 shares of common stock underlying the option in payment of the exercise price and to cover tax withholdings, using the closing stock price on February 13, 2020 of $2.73.

•

The Trust received 26,648 shares of common stock on net exercise of option to purchase 90,000 shares of common stock. The Reporting Persons forfeited 63,352 shares of common stock underlying the option in payment of the exercise price and to cover tax withholdings, using the closing stock price on February 13, 2020 of $2.73.

•

The Trust received 5,424 shares of common stock on net exercise of option to purchase 41,250 shares of common stock. The Reporting Persons forfeited 35,826 shares of common stock underlying the option in payment of the exercise price and to cover tax withholdings, using the closing stock price on February 13, 2020 of $2.73. On February 15, 2020, Mr. Cooper’s service as an employee to the Company ceased and, as such, 3,750 shares of common stock underlying this option to purchase common stock failed to vest and were cancelled.

•

The Trust received 1,810 shares of common stock on the net stock issuance of 2,500 shares of common stock of vested and outstanding RSUs. The Reporting Persons forfeited 690 shares of common stock underlying the vested and outstanding RSUs to cover tax withholdings, using the closing stock price on February 13, 2020 of $2.73. On February 15, 2020, Mr. Cooper’s service as an employee to the Company ceased and, as such, 12,500 shares of common stock underlying this restricted stock unit failed to vest and were cancelled. RSUs convert into common stock on a one-for-one basis.

•

The Trust received 3,246 shares of common stock on the net stock issuance of 5,000 shares of common stock of vested and outstanding RSUs. The Reporting Persons forfeited 1,754 shares of common stock underlying the vested and outstanding RSUs to cover tax withholdings, using the closing stock price on February 13, 2020 of $2.73. On February 15, 2020, Mr. Cooper’s service as an employee to the Company ceased and, as such, 20,000 shares of common stock underlying this restricted stock unit failed to vest and were cancelled. RSUs convert into common stock on a one-for-one basis.

As of February 15, 2020, Mr. Cooper ceased serving as an executive officer of the Issuer but remains a member of the board of directors. As a result, as of the date of this Schedule 13D, all unvested stock options or RSUs previously granted have terminated.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons are considered control persons of the Issuer by virtue of Steve D. Cooper’s status as a director of the Issuer. The securities of the Issuer were acquired by the Reporting Persons for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Schedule 13D, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 3,198,805 shares. The Common Stock held by the Reporting Persons represents approximately 19.9% of the Common Stock outstanding of Issuer as of October 31, 2019.

(b) Mr. Cooper shares joint voting and investment control over the shares of common stock owned by The Cooper Revocable Trust dated April 25, 2001 with his wife Lori Cooper.

(c) See Item 3, above.

(d) Not Applicable.

(e) Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1*	Joint Filing Agreement.

Exhibit 2 (1)	Notice of Grant of Restricted Stock Unit, dated April 11, 2018.

Exhibit 3(2)	One Stop Systems, Inc. 2017 Stock Equity Incentive Plan and related form agreements.

Exhibit 4*	Notice of Grant of Restricted Stock Unit, dated February 13, 2019.

(1)	Filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed with the SEC on February 15, 2019 and incorporated by reference herein.
(2)	Filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-222121) filed with the SEC on December 18, 2017 and incorporated by reference herein
*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVE D. COOPER

February 18, 2020
Date

/s/ Steve D. Cooper
Signature

Steve D. Cooper
Name/Title

THE COOPER REVOCABLE TRUST DATED APRIL 25, 2001

February 18, 2020
Date

/s/ Steve D. Cooper
Signature

Steve D. Cooper, Co-Trustee
Name/Title